Form 51-102F3
Material Change Report

Item 1	Name and Address of Company Pretium Resources Inc. (“Pretivm”) Suite 2300, 1055 Dunsmuir Street Bentall 4, PO Box 49334 Vancouver, BC V7X 1L4
Item 2	Date of Material Change March 31, 2016
Item 3	News Release The news release dated March 31, 2016 was disseminated through Marketwire and filed on SEDAR.
Item 4
Summary of Material Change

On March 31, 2016, Pretivm announced the closing of a non-brokered private placement (the “Private Placement”) to Orion Co-Investments II (ED) Limited (“Orion”) and Zijin Mining Group Co., Ltd. ("Zijin").

Item 5	Full Description of Material Change

5.1  Full Description of Material Change

On March 31, 2016, Pretivm closed a non-brokered private placement (the “Private Placement”) to Orion Co-Investments II (ED) Limited (“Orion”) and Zijin Mining Group Co., Ltd. ("Zijin").

Zijin subscribed for 2,786,849 Pretivm common shares (the "Common Shares") and Orion subscribed for 752,906 Common Shares, totaling an aggregate of 3,539,755 Common Shares issued at a price of US$4.58 per Common Share, for aggregate gross proceeds to the Company of approximately US$16,212,078.

Pursuant to a subscription agreement dated December 8, 2014 between Zijin and Pretivm, Zijin is entitled to maintain its proportionate ownership interest in Pretivm by participating pro rata in issuances of Pretivm’s Common Shares. Zijin exercised such rights in connection with Pretivm’s public offering of Common Shares that closed on March 1, 2016 (the "Offering").

Pursuant to a subscription agreement dated September 15, 2015 between Orion and Pretivm, Orion is entitled to maintain its proportionate ownership interest in Pretivm by participating pro rata in issuances of Pretivm’s Common Shares. Orion exercised such rights in connection with the Offering.

Orion and Zijin are not permitted to trade the Common Shares for a period of four months plus one day from the closing of the Private Placement. The Common Shares described herein have not been, and will not be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold within the United States absent registration or an applicable exemption from the registration requirements of such Act.

The total number of Common Shares issued in connection with the Private Placement and the Offering was 31,923,755 Common Shares for aggregate gross proceeds to Pretivm of US$146,210,798.

Pretivm intends to use the proceeds of the Private Placement (i) to fund development of the Brucejack Project, (ii) for working capital during start-up and (iii) for general corporate purposes.

5.2 Disclosure for Restructuring Transactions Not applicable.
Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102 Not applicable.
Item 7	Omitted Information Not applicable.
Item 8	Executive Officer Alicia Milne Corporate Secretary Phone: 604-558-1784
Item 9	Date of Report Dated at Vancouver, BC, this 5th day of April, 2016.